April 2, 2007

Ms. Peggy Fisher
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Re:	Surfect Holdings, Inc. Amendment No. 3 to Registration Statement on Form SB-2 filed March 6, 2007 (File No. 333-139034)

Dear Ms. Fisher:

We are counsel to Surfect Holdings, Inc. (the “Company”). We hereby submit on behalf of the Company a response to the letter of comment, dated March 15, 2007, from the Division of Corporation Finance to Amendment No. 3 to the Company’s Registration Statement on Form SB-2 filed with the Securities and Exchange Commission (the “Commission”) on March 6, 2007 (“Form SB-2”). Our responses are numbered to correspond to the Commission’s comments and are filed in conjunction with Amendment No. 4 to the Form SB-2.

General

1.	Please ensure that all the narrative disclosure is updated when you file your next amendment, including the Management’s Discussion and Analysis section.

The Company has updated the narrative disclosure in Amendment No. 4 to the Form SB-2.

Annual Audited Financial Statements, page F-1

2.	Please update the financial statements, as applicable, to comply with Item 310(g) of Regulation S-B.

The Company has updated the financial statements to include its audited financial statements for its fiscal year ended December 31, 2006 to comply with Item 310(g) of Regulation S-B.

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

Ms. Peggy Fisher
April 2, 2007

Annual Audited Financial Statements, page F-1

Note 2. Summary of Significant Accounting Policies, page F-9

Stock Option Plan, page F-11

3.
Please refer to prior comment 13 from our letter dated February 7, 2007. We note from your disclosures in Note 2 that you recognize compensation expense when stock options are granted at a discounted exercise price in accordance with EITF 96-18 and SFAS 123. Please address the following:

•	Revise this note to clearly distinguish between your accounting policy for stock options issued to employees and your accounting policy for stock and stock options issued to non-employees.

•
Please tell us and revise this note to clearly describe your policy for stock options and stock granted to non-employees. Discuss how your policy complies with the guidance of paragraphs 8-10 of SFAS 123 and EITF 96-18.

•
You state on page F-17 that stock issued in connection with ongoing consulting services was accounted for under EITF 96-18. However, you disclose that the fair value in excess of exercise prices granted to consultants amounted to $5,000 in 2005 and 2004 and was recorded to professional service expense. Based on the latter disclosure, it appears that you have only reflected the difference between the fair value of the stock and the exercise price. Please revise to account for these transactions in accordance with paragraphs 8-10 of SFAS 123 and EITF 96-18 or tell us how your accounting complies.

•
Please note the guidance in paragraphs 8-10 of SFAS 123 and paragraphs 1-4 of APB 25, which indicates that stock and stock options issued to non-employees must be accounted for in accordance with SFAS 123 as such transactions are not within the scope of APB 25.

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

Ms. Peggy Fisher
April 2, 2007

The Company has updated its annual audited financial statements to include its audited financial statements for its fiscal year ended December 31, 2006 (“2006 Financial Statements”) and to delete the previously supplied audited financial statements for its fiscal year ended December 31, 2005. The above items have been addressed as follows:

•
Note 2 on page F-12 of the 2006 Financial Statements has been revised to clearly identify the Company’s accounting policy as it relates to the issuance of stock options to employees and non-employees and to further discuss further the Company’s accounting policy in relation to SFAS 123(R) and EITF 96-18;

•
Note 2 on page F-12 of the 2006 Financial Statements have been revised to clearly separate the discussion of the treatment of non-employees from those of employees within the stock option plan and to discuss how they comply with the appropriate accounting standards as described below:

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS 123 and the Emerging Issues Task Force (“EITF”) Issue No.  96-18,  “Accounting  for  Equity  Instruments  That Are Issued to Other Than  Employees  for  Acquiring,  or In  Conjunction  with Selling,  Goods or Services” (EITF 96-18) which require that such equity instruments are recorded at their fair value on the measurement date, which date is typically upon the inception of the services that will be performed.

•
The language has been revised in Note 13 on pages F-25 and F-26 to clearly reflect that the Company’s policies and procedures account for these transactions in accordance with paragraphs 8-10 of SFAS 123 and EITF 96-18 and are inclusive of all non-employee stock options;

•
As noted above, Note 2 on page F-12 and Note 13 on pages F-20 to F-26 have been revised to clearly distinguish between the Company’s treatment of employees and non-employees to clarify the accounting treatment distinctions.

Note 11. Stock Options, page F-15

4.	Please refer to prior comment 16 from our letter dated February 7, 2007. Please revise this note to include the pro forma disclosures required by paragraph 2(e) of SFAS 148.

The Company has updated the financial statements to include its 2006 Financial Statements and to delete the previously supplied audited financial statements for its fiscal year ended December 31, 2005. The updated financial statements address the pro forma disclosures required by paragraph 2(e) of SFAS 148 within Note13 on page F-25.

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

Ms. Peggy Fisher
April 2, 2007

Surfect Holdings, Inc. and Subsidiary Condensed Financial Statements, page CF-1

General

5.
Please refer to prior comment 34 from our letter dated December 22, 2006 and prior comment 17 from our letter dated February 7, 2007. As applicable, please revise your unaudited financial statements to address the above information.

The Company has replaced its interim financial statements for the nine-month period ended September 30, 2006 with its 2006 Financial Statements. The Commission’s comments have been incorporated into the 2006 Financial Statements as discussed above.

Condensed Consolidated Balance Sheets, page CF-1

6.
We note that your December 31, 2005 condensed consolidated balance sheet presented here contains mathematical errors, specifically relating to the calculation of total current assets. Please revise to correct.

The Company has replaced the interim financial statements for the nine-month period ended September 30, 2006 with its 2006 Financial Statements. The mathematical errors previously appearing on page CF-1 have been corrected in the 2006 Financial Statements.

Notes to the Unaudited Condensed Consolidated Financial Statements, page CF-12

Note 7. Stock Options, page 7

7.
Please refer to prior comment 28 from our letter dated February 7, 2007. We note that you base your historical volatility on the Goldman Sachs Technology Industry Semiconductor Index. Please explain to us how this index is comparable to your company by explaining how this index contains historical volatilities of similar entities following a comparable period in their lives. Tell us how the expected volatility used in your stock-based compensation calculations complies with the guidance of paragraphs A31-A34 of SFAS 123(R) and SAB Topic 14.D.1.

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

Ms. Peggy Fisher
April 2, 2007

The Company has broadened the disclosure in Note 13 on page F-23 to include its methodology for arriving at its use of the Goldman Sachs Technology Industry Semiconductor Index (“Index”). In accordance with SFAS 123 (R), when selecting an index to utilize for evaluation of its historic volatility, the Company looked for stocks or an index of stocks which (i) represented its industry, (ii) contained a representative sample of its competitors, and (iii) represented companies of similar size and stage of life. Due to the fact that most public and newly public companies are revenue generating and post-development stage, stocks that could be identified of similar stage of life and size have unreliable volatilities themselves due to the trading limitations, limited trading activity, or other events limiting the trading activity (and therefore the trading volatility) of their stock. As such, limited entities or indexes providing precise comparatives were available. In accordance with SFAS 123(R) the Company therefore selected this Index which it believes to be a reliable, reasonable, and supportable as a representation of its industry and the volatility therein.

Legality Opinion

8.
Revise the legality opinion to remove the impermissible assumptions in the second paragraph. You cannot assume away factors that are the basis for your opinion (for example, all information in all documents you reviewed is correct) or conclusions of law (for example, each person signing had the legal capacity to do so.)

The firm of Brownstein Hyatt Farber Schreck, P.C. (“Brownstein Hyatt”) has removed the impermissible assumptions in the second paragraph of its opinion filed as Exhibit 5.1 to Amendment No. 4 to the Form SB-2.

9.	Also delete the last sentence in the last paragraph of the opinion.

Brownstein Hyatt has deleted the last sentence of its opinion.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; do not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

Ms. Peggy Fisher
April 2, 2007

Please direct any questions or comments concerning this response to Nancy Brenner at (212) 659-4969 or Harvey Kesner at (212) 659-4973.

Sincerely,

/s/ Nancy Brenner
Nancy Brenner

cc:	Steven Anderson James Turk Eduardo Duffy, Esq.

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300